Filed pursuant to Rule 424(b)(3)

Registration No. 333-117061

Prospectus Supplement No. 4

(To prospectus dated June 27, 2005 and

prospectus supplements dated July 21, 2005, August 11, 2005 and September 29, 2005)

SULPHCO, INC.

18,654,100 Shares of Common Stock

On June 27, 2005, a registration statement on Form SB-2 relating to the resale of up to 18,654,100 shares of our common stock by the selling security holders listed in the underlying prospectus was declared effective by the Securities and Exchange Commission. This prospectus supplement supplements and amends information contained in the underlying prospectus dated June 27, 2005 and the prospectus supplements dated July 21, 2005, August 11, 2005 and September 29, 2005 (collectively, the “Prospectus”).

You should read this prospectus supplement in conjunction with the Prospectus, and this prospectus supplement is qualified by reference to the Prospectus except to the extent that the information in this prospectus supplement supercedes the information contained in the Prospectus. This prospectus supplement is not complete without, and may not be delivered or utilized except in connection with, the Prospectus.

Our common stock is listed on the American Stock Exchange under the symbol “SUF.”

Investing in our securities involves a high degree of risk. See “Risk Factors” beginning on page 6 of the Prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of the Prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is December 15, 2005.

PROSPECTUS SUPPLEMENT

Page
PROSPECTUS SUMMARY	S-1
RISK FACTORS	S-2
BUSINESS	S-3
PLAN OF OPERATION	S-7
MANAGEMENT	S-12
MARKET FOR OUR COMMON STOCK AND RELATED STOCKHOLDER MATTERS	S-16
PRINCIPAL STOCKHOLDERS	S-17
FINANCIAL STATEMENTS	S-18

PROSPECTUS SUPPLEMENT DATED AUGUST 11, 2005

PROSPECTUS SUPPLEMENT DATED SEPTEMBER 29, 2005
Page
SELLING SECURITY HOLDERS	2

PROSPECTUS SUPPLEMENT DATED JULY 21, 2005
Page
CHANGES IN REGISTRANT’S CERTIFYING ACCOUNTANT	11

PROSPECTUS
Page
PROSPECTUS SUMMARY	3
RISK FACTORS	6
FORWARD-LOOKING STATEMENTS	14
USE OF PROCEEDS	14
PLAN OF DISTRIBUTION	24
BUSINESS	26
PLAN OF OPERATION	42
MANAGEMENT	48
MARKET FOR OUR COMMON STOCK AND RELATED STOCKHOLDER MATTERS	60
PRINCIPAL STOCKHOLDERS	62
DESCRIPTION OF SECURITIES	63
CHANGES IN ACCOUNTANTS	65
LEGAL MATTERS	65
Experts	65
WHERE YOU CAN FIND MORE INFORMATION	65
FINANCIAL STATEMENTS TABLE OF CONTENTS	F-1

You should rely only on the information contained in this Prospectus. We have not authorized anyone to provide you with information different from that which is contained in this Prospectus. This Prospectus may be used only where it is legal to sell these securities. The information in this Prospectus may only be accurate on the date of this Prospectus, regardless of the time of delivery of this Prospectus or of any sale of securities.

PROSPECTUS SUMMARY

Our Business

The Prospectus is hereby amended and supplemented by replacing the “Prospectus Summary – Our Business” section in its entirety with the following:

Overview

We are engaged in the business of developing and commercializing our patented and proprietary technology for the “upgrading” of crude oil by reducing its weight, or density, and the reduction of the sulfur content of crude oils. Our patented and proprietary process, which we refer to as Sonocracking™, is based upon the novel use of high power ultrasonics – the application of high energy, high frequency sound waves – to effect beneficial changes in the chemical composition in crude oil. These beneficial changes include a decrease in the weight, or density, of crude oil and a corresponding increase in the amount of lighter oils that can be recovered during the refinery processes. Other beneficial changes to the crude oil as a result of the Sonocracking™ technology include a reduction in the weight percentage of sulfur as well as a reduction in the parts per million of nitrogen.

The markets for our Sonocracking™ technology and our Sonocracker™ units are expected to be crude oil producers and refiners. The economic value of crude oil is driven largely by both the weight of the crude and sulfur content. Because our technology is expected to decrease the weight of crude oil and at the same time reduce the sulfur content in a cost-effective way, the successful commercialization of our technology can be expected to produce economic benefits to future customers in these markets.

We have been developing our Sonocracking™ technologies on an ongoing basis since January 1999. Testing has been done through in-house facilities and through third parties. Originally, such testing was limited to samples produced by prototypes which have processed up to 55 gallons of crude oil in a laboratory setting. Beginning in mid-2002 our development activities have centered around re-designing, upgrading and testing of laboratory scale prototypes utilizing more powerful ultrasonic generators, and redesigning these prototypes to accommodate the more powerful generators. Substantially all of the development work to date has been conducted by SulphCo personnel. We continue to conduct testing in-house and through relationships with third parties.

Business Strategy

Our business model provides for revenues to be generated from two principal sources:

•	Revenues from the licensing and sublicensing of our Sonocracking™ technology to third parties, based upon a percentage of the value added to the end user; and

•	To a lesser extent, revenues from the sale of our Sonocracker™ equipment to refiners and producers.

These revenue streams may be generated by us or in conjunction with collaborative partners or third party licensing arrangements, and may include provisions for one-time, lump sum payments in addition to ongoing royalty payments or other revenue sharing arrangements.

Our business strategy calls for us to form alliances with experienced third parties to assist in developing, producing, marketing, distributing and supporting products utilizing our proprietary Sonocracking™ technology for upgrading and desulfurizing crude oil and petroleum products. Such alliances are intended to reduce our working capital requirements by reducing our costs, and provide an entree to more extensive and accelerated market penetration than would be permitted by an internal organization. The name recognition and technology/product validation provided by such alliances are also expected to provide a significant advantage, both domestically and internationally. For further information regarding activities conducted and proposed to be conducted with third parties see “Business – Kuwait Joint Venture,” “Business – Fujairah Oil Technology LLC,” “Business – Equipment Sale and Marketing Agreement in South Korea,” and “Plan of Operation – Business Plan.”

We are a development stage company. From our inception through the date of this prospectus, we have not generated any material revenues and have not made a profit. We have an accumulated deficit of approximately $28.8 million from our inception through September 30, 2005. For our fiscal year ended December 31, 2004, we recorded a net loss of approximately $4.1 million, and for the nine months ended September 30, 2005, we recorded a net loss of approximately $6.5 million. We expect to continue to incur losses for the foreseeable future unless and until we are able to generate material revenues on a sustained basis from the sale or licensing of our technology or proposed products. We are unable to predict when we will be able to generate revenues from commercial activities on a sustained basis or the amounts expected from such activities.

Our ability to generate revenues and profits in the future is dependent upon the successful commercialization of our Sonocracking™ technology. We cannot assure you when or if our Sonocracking™ technology will be successfully commercialized or when or if we will be able to generate material revenues on a sustained basis or achieve or maintain profitability even if we succeed in commercializing our technology.

RISK FACTORS

The Prospectus is hereby amended and supplemented by replacing the below-referenced Risk Factor with the following:

Commercial activities by us in foreign countries could subject us to political and economic risks which could impair future potential sources of revenue or impose significant costs.

Other than with regard to our interest in Fujairah Oil Technology LLC, our minority joint venture interest in SulphCo Oil Technologies Kuwait and our equipment sales and marketing agreement with OIL-SC, Ltd. in South Korea, we do not presently conduct any material business activities outside the U.S. However, we expect to conduct business in foreign countries in the future, either directly, or through partners, licensees or other third parties, in connection with the commercialization of our technologies. The transaction of business by us in a foreign country, either directly or through partners, licensees or other third parties, may subject us, either directly or indirectly, to a number of risks, depending upon the particular country. These risks may include, with respect to a particular foreign country:

•	Government activities that may result in the curtailment of contract rights;

•	Government activities that may restrict payments or limit the movement of funds outside the country;

•	Confiscation or nationalization of assets;

•	Confiscatory or other adverse foreign taxation regulations;

•	Acts of terrorism or other armed conflicts and civil unrest;

•	Currency fluctuations, devaluations and conversion restrictions; and

•	Trade restrictions or embargoes imposed by the U.S. or a foreign country.

Many of these risks may be particularly significant in some oil producing regions, such as the Middle East and South America.

BUSINESS

The Prospectus is hereby amended and supplemented by (a) adding a section entitled “Business – Fujairah Oil Technology LLC”; (b) deleting the section entitled “Business – Collaboration Agreement with ChevronTexaco Energy Technology Co.”; and (c) replacing the “Business – Introduction,” “– Development and Testing Activities,” “– Business Strategy,” “– Kuwait Joint Venture,” “– Equipment Sale and Marketing Agreement in South Korea,” and “– Employees” sections in their entirety.

Introduction

We are engaged in the business of developing and commercializing our patented and proprietary technology for the “upgrading” of crude oil by reducing its weight, or density, and the reduction of the sulfur content of crude oils. Our patented and proprietary process, which we refer to as “Sonocracking™,” is based upon the novel use of high power ultrasonics – the application of high energy, high frequency sound waves – to effect beneficial changes in the chemical composition in crude oil. These beneficial changes include a decrease in the weight, or density, of crude oil and a corresponding increase in the amount of lighter oils that can be recovered during the refinery processes. Other beneficial changes to the crude oil as a result of the Sonocracking™ technology include a reduction in the weight percentage of sulfur as well as a reduction in the parts per million of nitrogen.

The markets for our Sonocracking™ technology and our Sonocracker™ units are expected to be crude oil producers and refiners. The economic value of crude oil is driven largely by both the weight of the crude and sulfur content. Because our technology is expected to decrease the weight of crude oil and at the same time reduce the sulfur content in a cost-effective way, the successful commercialization of our technology can be expected to produce economic benefits to future customers in these markets.

Development and Testing Activities

We have been developing our Sonocracking™ technologies on an ongoing basis since January 1999. Testing has been done through in-house facilities, independent laboratories, and more recently by ChevronTexaco Energy Technology Co. (“ChevronTexaco”), a unit of ChevronTexaco Corp. Originally, such testing has been limited to samples produced by prototypes which have processed up to 55 gallons of crude oil in a laboratory setting. Beginning in mid-2002 our development activities have centered around re-designing, upgrading and testing of laboratory scale prototypes utilizing more powerful ultrasonic generators, and redesigning these prototypes to accommodate the more powerful generators. Substantially all of the development work to date has been conducted by SulphCo personnel.

In November of 2002, we entered into a Laboratory Test Agreement with ChevronTexaco and we performed laboratory testing of our technology in 2002 and 2003 at our facilities which was observed by ChevronTexaco. Following completion of this laboratory testing, the parties entered into a Refinery Test Agreement in June 2003, which provided for the further testing of our Sonocracking™ technology with a pre-production prototype to be provided by us and tested at Chevron U.S.A., Inc.’s refinery in El Segundo, California. More recently we conducted laboratory testing of our prototypes at our facilities from May 2004 through July 2004, which testing was observed from time to time by ChevronTexaco, and we generated sample materials for their analysis. The testing gave positive indication to both parties that there was sufficient sulfur removal and increase in the amount of lighter petroleum components in the crude oil to justify a joint collaboration to bring our technology to a stage of development suitable for the refinery test of our 1,000 bbl per day pre-production prototype under the Refinery Test Agreement and for eventual large scale commercial use. Accordingly, on August 6, 2004, we entered into a Collaboration Agreement with ChevronTexaco Energy Technology Co. to engage in joint activities to further evaluate, develop and commercialize our Sonocracking™ technology. In January 2005, ChevronTexaco installed a 2,000 bbl per day Sonocracking™ system in its pilot plant at its Richmond Technology Center in Richmond, California, utilizing components owned by us to further evaluate and develop the technology with us under the Collaboration Agreement. On July 6, 2005, our Collaboration Agreement with ChevronTexaco expired; however, the 2,000 bbl per day Sonocracking™ system remains with ChevronTexaco in Richmond, California.

We have completed construction of a 5,000 bbl/day Sonocracking™ unit at our facilities in Sparks, Nevada, which culminates months of testing the internal components of the unit at our facility. The 5,000 bbl/day unit is designed to be modular in order to facilitate both scalability and maintenance. We are nearing completion of a 15,000 bbl/day unit which incorporates three reactor probe assemblies and associated equipment as used in the 5,000 bbl/day unit. Both the 5,000 and 15,000 bbl/day units are prototypes used for demonstration to customers who may request customized alterations to fit their processing needs. These systems are automated using programmable logic controllers and come equipped with touch screen interfaces.

We have also completed design and construction of a Sonocracking™ unit intended to process 30,000 or more bbl per day. This unit will be used as a model for third party manufacturers when fulfilling orders.

On October 10, 2005, we entered into a test agreement with Total France, headquartered in France. The test agreement’s purpose is to enable us and Total France to jointly evaluate the technical viability of our Sonocracking™ technology on Total France’s upstream and downstream crude oil related assets. During the term of the agreement, which expires April 30, 2006, we will process various samples of Total France’s crude oils treated with the Sonocracking technology. The goal of our Sonocracking technology is to upgrade crude oil by increasing gravity and reducing sulfur and nitrogen content through the use of ultrasound. We have further agreed to evaluate both SulphCo’s and Total France’s interest in good faith commercial negotiations once Total France determines the technical and commercial viability of our Sonocracking technology for their specific applications.

As part of the test agreement, Total France and SulphCo have discussed and we have agreed to not engage in business discussions with other parties interested in the Sonocracking™ technology in the countries of France, Belgium, Italy and Spain.

For additional information regarding development activities conducted and proposed to be conducted over the next 12 months, see “Plan of Operation” appearing elsewhere in this prospectus.

Business Strategy

Our business model provides for revenues to be generated from two principal sources:

•	Revenues from the licensing and sublicensing of our Sonocracking™ technology to third parties, based upon a percentage of the value added to the end user; and

•	To a lesser extent, revenues from the sale of our Sonocracker™ equipment to refiners and producers.

These revenue streams may be generated by us or in conjunction with collaborative partners or third party licensing arrangements, and may include provisions for one-time, lump sum payments in addition to ongoing royalty payments or other revenue sharing arrangements. To date we have generated no material revenues from our business operations. We are unable to predict when we will be able to generate revenues from commercial activities on a sustained basis or the amounts expected from such activities.

Our business strategy calls for us to form alliances with experienced third parties to assist in developing, producing, marketing, distributing and supporting products utilizing our proprietary Sonocracking™ technology for upgrading and desulfurizing crude oil and petroleum products. Such alliances are intended to reduce our working capital requirements by reducing our costs, and provide an entree to more extensive and accelerated market penetration than would be permitted by an internal organization. The name recognition and technology/product validation provided by such alliances are also expected to provide a significant advantage, both domestically and internationally.

In furtherance of this strategy, we entered into a Collaboration Agreement with ChevronTexaco Energy Technology Co., a unit of ChevronTexaco Corp., on August 6, 2004, to engage in joint activities to further evaluate, develop and commercialize our proprietary Sonocracking™ ultrasound technology over a twelve-month period. Although our Collaboration Agreement with ChevronTexaco recently expired on July 6, 2005, we intend to seek other collaborative partners, continue further development activities on our own, and license our technology to third parties. We cannot predict what options will be most advantageous, as this will depend on factors which are presently unknown, such as the state of development of our technology, interest of third parties as potential licensees or collaborative partners, and our available resources. If none of these options is feasible, or if for any reason we determine in the future that our technology cannot be successfully commercialized, we intend to cease our day-to-day activities, liquidate our assets and discharge our liabilities to the extent of available assets, and to distribute remaining proceeds, if any, to our shareholders.

Kuwait Joint Venture

In February 2004 we formed a joint venture known as SulphCo Oil Technologies Kuwait with two Kuwaiti nationals, Fahad Alhajiri and Fuad A M A Alghareed, of which 51% is owned by our joint venture partners, and 49% is owned by us. The purpose of this joint venture was to assist us in marketing our technology in Kuwait with third parties. Mr. Alhajiri has been a principal in a Kuwaiti international trading company, Fanan International Trading and Contracting Est., for at least the past five years. Mr. Alghareed is a Kuwaiti entrepreneur engaged in a number of Kuwaiti retail and marketing ventures. As of the date of this prospectus none of the joint venture partners had contributed any assets to the joint venture and there have been no material operations. Future activities of the joint venture will be accounted for by us by consolidating it with our financial statements. As of the date of this prospectus there have been no material financial activities relating to the joint venture. We are unable to determine at this time what activities, if any, the Kuwait joint venture will undertake in the future.

Fujairah Oil Technology LLC

On November 29, 2005, we formed a new company with Trans Gulf Petroleum Co., a Government of Fujairah company, to implement SulphCo’s Sonocracking™ desulfurization technology within and outside the Unite Arab Emirates. The new company, Fujairah Oil Technology LLC, is 50% owned by Trans Gulf Petroleum and 50% owned by SulphCo. The partners hold equivalent shares in the profits of the company and the ownership of its assets.

Fujairah Oil Technology will implement SulphCo’s high-powered ultrasound process to upgrade crude; purchase heavy or medium crude oil and sell the processed oil; market oil and oil products; and import and eventually produce the necessary ultrasound equipment and machinery based on SulphCo’s specifications. On December 13, 2005, Fujairah Oil Technology formally requested that we design, manufacture and install, no later than June 1, 2006, our Sonocracking™ processing equipment initially capable of upgrading 200,000 bbl/day. We will retain title to the supplied equipment. The ultrasound equipment will be manufactured by SulphCo third party suppliers, including Maerkisches Werk GmbH (MWH) of Germany and Jaie Haour (JH) Group of Taiwan.

Equipment Sale and Marketing Agreement in South Korea

Effective February 22, 2005, we entered into an agreement with OIL-SC, Ltd. (“OIL-SC”), based in Seoul, South Korea, which provides for the sale by us to OIL-SC of a Sonocracker™ pilot plant utilizing our Sonocracking™ technology for $1 million and the appointment of OIL-SC as our marketing representative for oil refiners in South Korea. OIL-SC is a newly formed Korean company operated by Mr. Sang Ok Lee. Mr. Lee has extensive experience as a businessman and entrepreneur in a variety of industries, including refining, construction and asphalt manufacturing.

The pilot plant, which is expected to have a processing capacity of up to 2,000 bbl/day, is located in South Korea, and is intended to both serve as a demonstration unit for our Sonocracking™ technology to South Korean refiners and to upgrade petroleum products which OIL-SC purchases on the open market. We completed construction, delivery, and assembly of the Sonocracker™ pilot plant in August 2005. The pilot plant was to be operational based upon agreed specifications by November 22, 2005. At such date the pilot plant did not meet all agreed upon specifications due to a malfunctioning water separator supplied by a third party. Currently we are working towards ensuring the pilot plant meets all agreed upon specifications.

The agreement with OIL-SC had called for the $1 million purchase price for the pilot plant to be paid to us in installments, with the initial installment of $300,000 having been paid to us on March 15, 2005, and additional installments of $200,000, $50,000 and $450,000 originally payable on July 1, September 1 and December 1, 2005. The agreement also provides that OIL-SC is entitled to a full refund of all payments if the pilot plant does not operate within agreed specifications within 90 days of the installation of the pilot plant. To date, OIL-SC has not requested such refund. Because the payment of the purchase price is refundable if the pilot plant does not meet the agreed specifications, no portion of the purchase price will be recorded as revenue in our financial statements until the pilot plant has been successfully installed and tested under the agreement with OIL-SC. These specifications call for the pilot plant to upgrade a specified grade of medium weight crude oil (Arab Medium Crude) by increasing its API gravity (reducing its weight) by 9.8%, reducing sulfur weight content by 29.4%, and reducing nitrogen content by 29.9%.

On November 7, 2005, SulphCo and OIL-SC entered into a letter agreement which amends the terms of the original OIL-SC agreement. The Agreement had called for the $1 million purchase price for the pilot plant to be paid to the Company in installments, with the initial installment of $300,000 payable on March 15, 2005, and additional installments of $200,000, $50,000 and $450,000 payable on July 1, September 1 and December 1, 2005. Under the terms of the letter agreement, we have agreed to delay the December 1st installment payment and receive the remaining payment of $450,000 within seven days after entering into the first commercial license agreement for the Sonocracking™ technology between the Company and a Korean refining company, provided that OIL-SC, Ltd. uses the funds for continued marketing activities regarding the Sonocracking™ technology in Korea.

The original agreement also calls for OIL-SC to have exclusive marketing rights for South Korean refiners, other than LG-Caltex Oil Refinery, for a term of 24 months, which exclusive rights are subject to extension for an additional five years if during the initial 24 months we enter into a transaction covered by the agreement with a third party. OIL-SC is entitled to a fee equal to 10% of the quarterly gross profits received by us from introductions to South Korean refiners made during the term of the agreement. If OIL-SC fails to introduce us to a third party within 18 months of the date of the agreement, then OIL-SC’s marketing rights may be terminated by us. In addition, if we fail to enter into a business arrangement covered by the agreement within 24 months of the date of the agreement, OIL-SC’s marketing rights in South Korea become non-exclusive.

With our prior written consent, under certain conditions OIL-SC may also use the Sonocracker™ pilot plant for demonstration purposes for non-South Korean refiners and other third parties. In addition, we may use the plant for demonstration purposes for our own potential customers. If during the term of the agreement such use of the plant by us results in a business arrangement between us and a third party, OIL-SC is entitled to a fee equal to 2.5% of the quarterly gross profits received by us from such business arrangements.

Employees

As of September 30, 2005, we had 19 full-time employees and a consulting agreement with RWG, Inc., for the full-time services of our chairman and CEO, Rudolf W. Gunnerman. None of our employees or independent contractors is subject to a collective bargaining agreement and we believe that our relations with employees and independent contractors are good. To the extent we are able to enter into contracts in the near future, we anticipate a large increase in personnel to service such customers.

Legal Proceedings

The Prospectus is hereby amended and supplemented by adding the following paragraphs to the end of the “Business – Legal Proceedings” section:

With respect to the Talisman Capital Talon Fund, Ltd. v. Rudolf Gunnerman and SulphCo, Inc. action (Case No. CV-N-05-0354-HDM-RAM), on October 19, 2005, the United States District Court for the District of Nevada denied the defendants’ Motion for Judgment on the Pleadings without prejudice, and the parties have commenced with discovery.

With respect to the Clean Fuels Technology v. Rudolf W. Gunnerman, Peter Gunnerman, RWG, Inc. and SulphCo, Inc. action (Case No. CV05 01346), on September 15, 2005, the Second Judicial District Court of the State of Nevada in and for the County of Washoe denied the defendants’ Motion for Judgment on the Pleadings without prejudice, and the parties have commenced with discovery.

PLAN OF OPERATION

Business Plan

The Prospectus is hereby amended and supplemented by replacing the “Plan of Operation – Business Plan” section in its entirety with the following:

We are currently involved in negotiations with prospective customers interested in contracts whereby we would receive a percentage of the increase in value of the oil processed by our equipment. We also expect to sell equipment to prospective customers. To date we have not entered into any definitive agreements. While no assurances can be given, we plan to enter into one or more of such agreements within the next three months. Once an agreement is in place, we intend over the next 12 months and beyond to have the required equipment manufactured and installed. For the manufacturing we plan to utilize our plant, as well as existing agreements with Jaie Haour Group and M’rkisches Werk GmbH, and other manufacturers as needed.

We also plan over the next 12 months to continue to engage in development and testing activities, to continue negotiations with interested parties, and to market our process to other potential customers.

In November 2005, we entered in to a joint venture with Trans Gulf Petroleum, a Government of Fujairah company, to implement SulphCo’s Sonocracking™ desulfurization technology within and outside the Unite Arab Emirates. The joint venture established Fujairah Oil Technology LLC, an entity 50% owned by Trans Gulf Petroleum and 50% owned by SulphCo. The partners hold equivalent shares in the profits of the company and the ownership of its assets.

In October 2005, we entered into an agreement with Total France to test our Sonocracking™ process on select barrels of their crude oil between now and April 30. 2006.

In accordance with the terms of our agreement with OIL-SC, Ltd. (OIL-SC) based in Shiheung-Si, South Korea, we have completed the timely installation of a 2,000 bbl/day Sonocracker™ pilot plant at their facility in South Korea. The plant was designed by SulphCo and major components were constructed by Jai Haour Group in Taiwan. Jai Haour Group and SulphCo personnel assisted in the installation of the plant in South Korea. The pilot plant was to be operational based upon agreed specifications by November 22, 2005. At such date the pilot plant did not meet all agreed upon specifications due to a malfunctioning water separator supplied by a third party. Therefore, the $550,000 received pursuant to the agreement to date is fully refundable; however, as of this date OIL-SC has not requested a refund. Currently we are working towards ensuring the pilot plant meets all agreed upon specifications. We have agreed to receive the remaining payment of $450,000 within seven days after entering into the first commercial license agreement for the Sonocracking™ technology between the Company and a Korean refining company, provided that OIL-SC, Ltd. uses the funds for continued marketing activities regarding the Sonocracking™ technology in Korea.

The plant is intended to upgrade petroleum products that OIL-SC purchases on the open market and to serve as a demonstration unit for our Sonocracking™ technology to South Korean refiners with the appointment of OIL-SC as our marketing representative. We also intend to use the plant as a demonstration unit for other potential Asian customers, as stated in the agreement, with whom we would contract.

We have modified our engineering design from a 25,000 bbl/day unit to a 30,000 bbl/day unit as a result of our continuing development work, affording us a more practical, permanent design concept.

We have completed construction of a 5,000 bbl/day Sonocracking™ unit at our facilities in Sparks, Nevada, which culminates months of testing the internal components of the unit at our facility. The 5,000 bbl/day unit is designed to be modular in order to facilitate both scalability and maintenance. We are nearing completion of a 15,000 bbl/day unit which incorporates three reactor probe assemblies and associated equipment as used in the 5,000 bbl/day unit. Both the 5,000 and 15,000 bbl/day units are prototypes used for demonstration to customers who may request customized alterations to fit their processing needs. These systems are automated using programmable logic controllers and come equipped with touch screen interfaces.

In February 2004, we formed a joint venture with two Kuwaiti nationals to engage in the marketing of our technology in Kuwait. Kuwait requires that companies doing business there must have Kuwaiti owners. We are currently negotiating a contract with Kuwait Oil Company and the Oil Ministry of Kuwait.

The nature and timing of our activities over the next 12 months and beyond cannot be predicted with certainty. Assuming our Sonocracker™ pilot plant meets agreed upon specifications, we anticipate generating revenue from the sale of the Sonocracker™ unit in South Korea in the first quarter of 2006. We also expect to generate additional revenue from contracts and/or sales of units beginning in the second quarter of 2006.

Liquidity and Financial Results

The Prospectus is hereby amended and supplemented by adding the following information to the “Plan of Operations – Liquidity and Financial Results” section:

Liquidity

Although we have historically been unable to generate cash from operations sufficient to cover our current activities, we have been successful in generating sufficient resources through equity offerings and related party debt arrangements. We believe that our current cash reserves are sufficient to fund our activities through the next 12 months. At September 30, 2005, our cash reserves were $6,245,996, which includes the $550,000 of unearned income discussed above. We also expect to generate cash from sales of our Sonocracker™ units and/or contracts for processing oil using our technology, and from the exercise by our investors of stock warrants and rights.

Financial Results

As a development stage company, we have not generated any material revenues since we commenced our current line of business in 1999. We anticipate generating material revenue on a sustained basis beginning in the next 12 months. When we emerge from the development stage, our reporting will change to reflect costs of sales against revenues. As revenue increases and prior tax losses are offset, the deferred tax estimate will need revision.

Research & Development Expenses

For the three months and the nine months ended September 30, 2005 we incurred approximately $655,000 and $1,102,000, respectively, related to research and development of our Sonocracking™ technology. This compares to approximately $116,000 and $342,000 for the respective periods in 2004. These large increases reflect our concerted efforts to become ready to transition from research and development activities into commercial production.

For the three months and nine months ended September 30, 2005 approximately $82,000 and $199,000, respectively, were paid to our engineers as wages and related benefits and for design and testing of our Sonocracker™ units. Approximately $527,000 and $739,000, respectively, were paid for the procurement of control panels, probes, centrifuges, and generators related to the 2,000 bbl/day unit shipped to OIL-SC and the 5,000 and 15,000 bbl/day units currently located at our Sparks, Nevada facility. The remainder of our research and development costs relate to outside testing costs and recurring monthly expenses related to the maintenance of our warehouse facilities.

We expect our research and development expenses to maintain or exceed the current average monthly level of approximately $85,000 per month, which excludes expenditures related to OIL-SC, until we begin installing commercially viable units.

General & Administrative Expenses

For the three months and the nine months ended September 30, 2005 we have incurred approximately $1,070,000 and $4,160,000, respectively, in general and administrative expenses. This compares to approximately $709,000 and $1,819,000 for the same periods last year.

The most significant increase for the nine months ended September 30, 2005 was $734,500 in stock issuances to three new directors, which occurred during the first half of 2005.

Legal and accounting fees were approximately $167,000 and $581,000, respectively, for the three months and the nine months ended September 30, 2005, reflecting increases of approximately $26,000 and $363,000 (18% and 167%), respectively. These increases were primarily due to the filing of our SB-2 and our application to be listed on the American Stock Exchange.

Consulting fees, payroll and related expenses were approximately $484,000 and $1,775,000, respectively, for the three months and nine months ended September 30, 2005 reflecting increases of approximately $88,000 and $681,000 (22% and 62%), respectively. Included in the increase for nine months is approximately $293,000 of stock issuances. Travel expenses were approximately $105,000 and $317,000, respectively, for the three months and nine months ended September 30, 2005 reflecting increases of approximately $68,000 and $286,000 (184% and 923%), respectively. These increases primarily resulted from our expanded marketing efforts and in securing suppliers.

The remainder of the amounts incurred relate to normal recurring operating expenses such as utilities, travel, and marketing/investor relations.

Interest Expense

Interest expense was approximately $118,000 and $268,000, respectively, for the three months and nine months ended September 30, 2005 reflecting increases of approximately $44,000 and $40,000 (59% and 18%), respectively. Of the increase, approximately $30,000 is due to the interest on the late registration (see below). Otherwise the interest on our $7million note payable to Mr. Rudolf Gunnerman has been increasing as it is indexed to a LIBOR rate which has increased.

Late Registration

In accordance with our most recent security offering agreement, we have accrued late fees of approximately $760,000, plus approximately $30,000 accrued interest thereon, due to a delayed effective date of our registration statement. Our registration statement was declared effective June 27, 2005. We have had informal discussions with some of the private placement investors who have expressed interest in receiving restricted shares in lieu of cash fees, and we expect that we will reach agreement with most of the investors to pay these fees with restricted shares in lieu of cash. However, as of the date of this report no formal agreements have been entered into with any investors to pay these fees by issuing additional restricted shares and there can be no assurances when and if such agreements will be entered into.

Depreciation and Amortization

For the nine months ended September 30, 2005 we have expended approximately $453,000 to improve our equipment and maintain exclusivity for the sale and/or licensing of our Sonocracking™ technology in the United States and abroad. Our depreciation and amortization expense related to these additions, and to our previously capitalized equipment and rights, for the three months and nine months ended September 30, 2005 was approximately $39,000 and $147,000, respectively, reflecting increases of approximately $18,000 and $75,000 (86% and 104%), respectively. We expect to continue our pursuit of exclusive distribution and licensing of our technology and purchasing equipment for the manufacture and upgrading of our Sonocracking™ technology.

Loss on Impairment of Asset

In accordance with SFAS No. 144 Accounting for the Impairment or Disposal of Long Lived Assets we determined in the first quarter of 2005 that a previously capitalized prototype no longer reflects the value of our commercially viable technology resulting in an impairment loss of approximately $234,000.

General

As of September 30, 2005, we had an accumulated deficit of approximately $28.8 million and we incurred losses of $1.8 million and $6.5 million for the three and nine month periods ending September 30, 2005, respectively. These compare to losses of $0.9 million and $2.5 million for similar periods in 2004.

Due to uncertainty in our worldwide activities, we are unable to accurately estimate our monthly expenditures. However, we expect that our current level of expenditures will increase over the next 12 months as we continue to develop a commercially viable unit based on our internally developed technology.

Capital Resources

Warrants and rights to acquire additional stock and warrants were granted in the June 2004 private placements of our common stock. We expect that many of these warrants and rights will be exercised before expiration. As reflected in the notes to the financial statements, $173,720 was generated in August 2005 from exercises of warrants and rights. Subsequently $22,516 has been generated. Up to approximately an additional $15 million may be generated upon exercise of warrants and rights if investors in the June 2004 private placements exercise all available warrants and rights. The rights expire on March 15, 2006, and warrants expire three years from the date of their issuance.

The short-term promissory notes in the amounts of $500,000 each payable to Mr. Gunnerman and his sister-in-law Erika Herrmann are expected to be paid off from the proceeds of the exercise by our investors of stock warrants and rights. Should such proceeds be insufficient to pay off the notes by their December 30, 2005, due dates, we intend to seek extensions of the notes.

For the note payable to Mr. Gunnerman of $7 million, we plan to use future revenues. Effective October 1, 2005 the interest rate according to the terms of note, as indexed by a specific LIBOR rate, is 4.36%.

In the past we have financed our research and development activities primarily through debt and equity financings from our principal shareholder, Mr. Rudolf W. Gunnerman, and other parties, including the June 2004 private placements which yielded approximately $4.6 million. Sources of additional capital include the exercise of additional investment rights and warrants issued to investors in the June 2004 private placements and funding through future contracts and debt and equity financings. We do not know whether additional financing will be available on commercially acceptable terms when needed. If we are unable to secure such additional financing when needed, we may have to curtail or suspend all or a portion of our business activities. Further, if we issue equity securities, our shareholders may experience dilution of their ownership percentage.

Employees

The Prospectus is hereby amended and supplemented by replacing the “Plan of Operation – Employees” section with the following:

As of September 30, 2005 we had 19 full-time employees and a consulting agreement with RWG, Inc. for the full-time services of our Chairman and CEO, Rudolf W. Gunnerman. To the extent we are able to enter into contracts in the near future, we anticipate a large increase in personnel to service such customer orders.

MANAGEMENT

Directors and Executive Officers

The Prospectus is hereby amended and supplemented by replacing the table under the “Management – Directors and Executive Officers” section with the table below.

As of December 14, 2005, our directors and executive officers, their ages, positions with SulphCo, the dates of their initial election or appointment as director or executive officer are as follows:

Name	Age	Position With SulphCo	Served From
Rudolf W. Gunnerman	77	Chief Executive Officer, Chairman of the Board and Director	December 2000
Peter Gunnerman	39	President and Chief Operating Officer	June 2005
Loren J. Kalmen (1, 2)	52	Chief Financial Officer	November 2005

Richard L. Masica	68	Director	November 2004
Hannes Farnleitner (3)	66	Director	November 2005
Robert Henri Charles van Maasdijk	60	Director	April 2005
Raad Alkadiri	38	Director	May 2005
Christoph Henkel (4)	47	Director	December 2005

1.	On November 14, 2005, the Company announced the appointment of Loren J. Kalmen as Chief Financial Officer of the Company, effective November 10, 2005. Mr. Kalmen previously served as a member of the Company’s Board of Directors and Chairman of the Board’s Audit Committee. Mr. Kalmen resigned from the Board and ceased all Board Committee assignments effective November 10, 2005.
2.	On November 14, 2005, the Company announced the resignation of Alan L. Austin, Jr. as Vice President of Finance and Chief Financial Officer, effective November 10, 2005. Mr. Austin also resigned as Secretary and Treasurer of the Company effective November 10, 2005.
3.	On November 10, 2005, the Company’s Board of Directors authorized the appointment of Mr. Hannes Farnleitner, former Federal Minister of Economic Affairs in Austria, to serve as a member of the Board of Directors until the next annual meeting of stockholders and until his successor is elected and qualified. The Company’s Board of Directors also authorized the appointment of Mr. Farnleitner to the Audit Committee of the Board of Directors. Such appointments became effective on November 10, 2005. Upon becoming a director, Mr. Farnleitner received the standard board compensation of 50,000 shares of SulphCo, Inc. common stock (the common stock granted to Mr. Farnleitner will be restricted stock and bear legends detailing the restrictions).

4.	On December 8, 2005, Christoph Henkel accepted an appointment to serve as a member of the Board of Directors until the next annual meeting of shareholders and until his successor is elected and qualified. Henkel is vice chairman of the Shareholders Committee of Henkel KGaA, a $13 billion international consumer products company based in Dusseldorf, Germany. Such appointment became effective on December 8, 2005. Upon becoming a director, Mr. Henkel received the standard board compensation of 50,000 shares of SulphCo, Inc. common stock.

Business Experience of Directors and Executive Officers

The Prospectus is hereby amended and supplemented by replacing the “Management – Business Experience of Directors and Executive Officers” section in its entirety with the following:

Rudolf W. Gunnerman, our Chief Executive Officer, Chairman of the Board and Director, is a 77-year-old entrepreneur who studied mathematics and physics at the University of Munich, Germany before he immigrated to the United States. Mr. Gunnerman has invented a series of successful technologies, including fireproof building materials and wood pellets. Thereafter, in his quest to reduce Nitrous Oxide, a major source of ozone depletion, Mr. Gunnerman invented a new range of clean fuel products known as A-55 Clean Fuels. Mr. Gunnerman founded Clean Fuels Technology, Inc. in 1997 to develop and commercialize A-55 Clean Fuels, and served as its CEO from 1997 to 2000, and as its Chairman from 1997 to 2003. Mr. Gunnerman holds three honorary doctorate degrees. Mr. Gunnerman has served as a director and Chairman of the Board of SulphCo since December 2000 and has served as our CEO since July 2001.

Peter W. Gunnerman has been our President and Chief Operating Officer since June 7, 2005. Prior to joining us he headed Global 6, LLC, a consulting company he founded in 2004 that assists national and international technology companies with a variety of business functions, including marketing and financial support. We were a client of Global 6, LLC from January 2005 through May 2005. Mr. Gunnerman spent the majority of his career with Clean Fuels Technology, Inc. (“CFT”), a privately held company which develops and markets emulsified fuels. Mr. Gunnerman co-founded CFT with his father, Mr. Rudolf W. Gunnerman, in 1992. From 2002 to 2004 Mr. Gunnerman served as President of CFT’s Residual Oil Division, where he was responsible for product development and product verification testing at domestic and foreign trial sites. Prior thereto he served as CFT’s President – Business Development from 2000 to 2002, Executive Vice President – Business Development from 1998 to 2000, and as Vice President – Operations from 1992 to 1998.

Loren J. Kalmen was appointed as our Chief Financial Officer on November 10, 2005. Mr. Kalmen received his bachelor’s degree in accounting from the University of Nevada, Reno, in 1974, and his license as a Certified Public Accountant in 1978. Mr. Kalmen has maintained his own public accounting practice in Reno, Nevada, since 1988.

Richard L. Masica, a Director since November 2004, served as the President of Texaco Chemical, Inc. from 1994 to 1997. During his 39-year career at Texaco (now ChevronTexaco Corporation), Mr. Masica also held other positions, including the position of Vice-President-Business Management of Texaco Chemical Company from 1992 to 1994, and Plant Manager of Texaco Refining & Marketing, Inc. from 1985 to 1992. During his tenure with Texaco, Mr. Masica participated in a leadership role in two major divestitures, as well as other domestic and foreign reorganizations, mergers and startups. Since retiring from Texaco in 1998, Mr. Masica founded and is the President of Peak One Consulting, Inc., a private management consulting firm.

Hannes Farnleitner, a Director since November 2005, is a former federal minister for economic affairs for the country of Austria. Mr. Farnleitner has served in policy-making roles in Austria involving economics and international trade for more than 40 years. Since 2002, he has served as a member of the Convent of the European Union and representative of the Federal Chancellor of Austria. He earned his Juris Doctor degree at the School of Law of the University of Vienna.

Robert Henri Charles van Maasdijk, a Director since April 2005, is the chairman and CEO of Attica Alternative Investment Fund, Ltd.(AAI), a private investment fund which he has headed since 1999. For the previous 16 years, he served as managing director and CEO of Lombard Odier Investment Portfolio Management Ltd., one of the oldest and largest private banks in Switzerland. Over his 35-year career, he has held executive, portfolio management and research positions with Ivory & Sims, Edinburgh; Banque Lambert, Brussels; Pierson Heldring Pierson, Amsterdam; and with Burham and Company, New York.

Raad Alkadiri, a Director since May 2005, has been with the international energy advisory firm PFC Energy, Inc. since 1998. Mr. Alkadiri is director of PFC’s markets and countries group and heads its Iraq advisory service. Mr. Alkadiri focuses on the political, economic and sectoral factors that influence oil and gas producing states, particularly those in the Middle East. Prior to joining PFC Energy, Mr. Alkadiri served as policy advisor and assistant private secretary to the United Kingdom’s special representatives to Iraq from 2003 – 2004. In this role, he assisted in shaping UK policy toward Iraq during the occupation, as well as planning Iraq’s transition to sovereignty. He received the Order of the British Empire for his work in Baghdad. Prior to re-joining PFC Energy in 1998, Alkadiri was Middle East analyst at the UK-based consultancy Oxford Analytica, where he focused on political and economic developments in the northern Persian Gulf states. From 2000 to 2001, he was associate professor at the School of Advanced International Studies, Johns Hopkins University. He was a teaching fellow of politics at the University of St. Andrews from 1990 to 1991.

Christoph Henkel, a Director since December 2005, is vice chairman of the Shareholders Committee of Henkel KGaA, a $13 billion international consumer products company based in Dusseldorf, Germany. Prior to joining Henkel in 1989, Mr. Henkel held various management positions at Nestle and Henkel subsidiaries. He has served on the boards of Loctite Inc., the Clorox Company, as well as sporting goods company Head N.A. Mr. Henkel currently is principal and founding partner of Canyon Equity LLC, a private equity firm based in California.

Audit Committee Financial Expert

The Prospectus is hereby amended and supplemented by replacing the “Management – Audit Committee Financial Expert” section in its entirety with the following:

Our audit committee consists of Mr. Hannes Farnleitner and Robert Henri Charles van Maasdijk. The Board has determined that both Robert van Maasdijk and Mr. Hannes Farnleitner are independent (as independence is currently defined in applicable SEC and American Stock Exchange rules). The Board has determined that Robert van Maasdijk qualifies as an “audit committee financial expert,” as defined in applicable SEC rules. The Board made a qualitative assessment of Mr. van Maasdijk’s level of knowledge and experience based on a number of factors, including his formal education and business experience.

Employment and Consulting Contracts

The Prospectus is hereby amended and supplemented by replacing the “Management – Employment and Consulting Contracts” section in its entirety with the following:

We procure the full time services of our chairman of the board and chief executive officer, Rudolf W. Gunnerman, pursuant to a Consulting Agreement with RWG, Inc., a Nevada corporation owned by Rudolf W. Gunnerman. As of July 1, 2004, we were obligated to pay a fee of $480,000 annually as a consulting payment through July 2005. Effective as of November 1, 2004, this amount has been reduced by mutual agreement to $30,000 per month until we receive substantial additional funds.

Peter Gunnerman was appointed President and Chief Operating Officer on June 7, 2005. In connection with Mr. Gunnerman’s appointment we entered into a written Employment Agreement which provides for a base salary of $220,000 per annum, effective June 1, 2005. The Employment Agreement is terminable by either party at any time. If Mr. Gunnerman’s employment is terminated by reason of his “disability,” or by us without “good cause” or by Mr. Gunnerman for “good reason,” Mr. Gunnerman is entitled to a severance payment equal to three months base salary plus medical and dental coverage for six months following the date of termination. From January 2005 through May 2005 we maintained a monthly consulting agreement with Global 6, LLC, a company owned by Peter Gunnerman, which provided for Global 6 to provide management consulting services to us on a month-to-month basis, for a monthly consulting fee of $10,000.

In February 2003, we entered into an Executive Employment Agreement with our former president, Kirk S. Schumacher, who served as our President and Secretary from February 2004 through December 2004. The agreement provided for his employment by us through February 17, 2008, and provided for an initial signing bonus of $100,000, which was paid February 2003, an annual base salary of $300,000, and incentive compensation commencing in 2004. The agreement included a grant of stock options for 1,000,000 shares of our common stock at an exercise price of $.55 per share, expiring February 14, 2006. Effective December 28, 2004, Mr. Schumacher resigned as President and Secretary for personal reasons, by mutual agreement.

In connection with Mr. Schumacher’s resignation SulphCo and Mr. Schumacher entered into a Separation Agreement and General Release, dated and effective December 28, 2004, which provided for Mr. Schumacher to retain 500,000 of the 1,000,000 million options previously granted to him under his Executive Employment Agreement, and to receive a separation payment of $165,000 upon resignation in lieu of the $600,000 severance payment provided for under the Executive Employment Agreement. The remaining 500,000 options previously granted under the Executive Employment Agreement were cancelled pursuant to the Separation Agreement.

In addition, on December 28, 2004, Rudolf Gunnerman personally granted to Mr. Schumacher an option to acquire 100,000 shares of SulphCo, Inc. Common Stock owned by Mr. Gunnerman at an exercise price of $0.55. This option expires in February 2006.

On November 14, 2005, we announced the appointment of Loren J. Kalmen as Chief Financial Officer of the Company, effective November 10, 2005. In connection with the appointment of Mr. Kalmen to the position of Chief Financial Officer, the Company and Mr. Kalmen executed an employment agreement dated November 10, 2005.

According to the terms of the employment agreement, Mr. Kalmen’s employment with us commenced November 10, 2005 and Mr. Kalmen assumed the position of Vice President of Finance and Chief Financial Officer effective November 10, 2005. Under the terms of the employment agreement,

Mr. Kalmen is entitled to receive a base salary of $25,000 per month (or $300,000 on an annualized basis). Mr. Kalmen is also entitled to receive additional bonuses as determined by our board of directors and customary equity compensation and benefits as other of our similarly situated senior executives.

On November 14, 2005, we announced the resignation of Alan L. Austin, Jr. as Vice President of Finance and Chief Financial Officer, effective November 10, 2005. Mr. Austin also resigned as our Secretary and Treasurer effective November 10, 2005.

Certain Relationships and Related Transactions

The Prospectus is hereby amended and supplemented by adding the following paragraph to the end of the “Certain Relationships and Related Transactions – Other Related Party Transactions” section:

Other Related Party Transactions

On November 10, 2005, SulphCo’s Board of Directors authorized the appointment of Mr. Hannes Farnleitner, former Federal Minister of Economic Affairs in Austria, to serve as a member of the board of directors until the next annual meeting of stockholders and until his successor is elected and qualified. Our Board of Directors also authorized the appointment of Mr. Farnleitner to the Audit Committee of the Board of Directors. Such appointments became effective on November 10, 2005. Upon becoming a director, Mr. Farnleitner received the standard board compensation of 50,000 shares of SulphCo, Inc. common stock (the common stock granted to Mr. Farnleitner will be restricted stock and bear legends detailing the restrictions).

MARKET FOR OUR COMMON STOCK AND RELATED STOCKHOLDER MATTERS

Market Information

The Prospectus is hereby amended and supplemented by replacing the “Market for Our Common Stock and Related Stockholder Matters – Market Information” section in its entirety with the following:

On September 28, 2005, we received notice that the American Stock Exchange (commonly known as AMEX) had approved our application for the listing of our common stock. Our common stock is quoted on the American Stock Exchange under the symbol “SUF.” Prior to September 28, 2005, our common stock had been quoted on the NASD, Inc. OTC Bulletin Board under the symbol “SLPH.”

The following table sets forth the high and low sale prices for our common stock for each of the quarterly periods indicated.

	High	Low
Fiscal 2005
First Quarter	5.45	2.80
Second Quarter	6.33	2.96
Third Quarter	5.35	2.68

Fiscal 2004
First Quarter	2.55	.60
Second Quarter	3.25	.58
Third Quarter	4.36	1.45
Fourth Quarter	6.24	1.65

Fiscal 2003
First Quarter	.73	.35
Second Quarter	.46	.27
Third Quarter	.58	.21
Fourth Quarter	.65	.21

There were approximately 297 holders of record of our common stock as of December 14, 2005. This number does not include stockholders whose shares were held in a “nominee” or “street” name.

PRINCIPAL STOCKHOLDERS

The Prospectus is hereby amended and supplemented by replacing the “Principal Stockholders” section in its entirety with the following:

The following table presents certain information as of December 14, 2005, regarding the beneficial ownership of our common stock by (i) each of our directors and executive officers named in the Compensation Table under the “Management – Executive Compensation” section (Named Executive Officers), (ii) all persons known by us to be beneficial owners of five percent or more of our common stock, and (iii) all of our directors and executive officers as a group. Unless otherwise noted, the persons listed below have sole voting and investment power and beneficial ownership with respect to such shares. The mailing address of the beneficial owners is 850 Spice Islands Drive, Sparks, NV 89431.

Name (1)	Number of Shares Beneficially Owned (1)		Percent Beneficially Owned(1)
Directors and Named Executive Officers:
Rudolf W. Gunnerman	27,219,913	(2)	45.8%
Richard L. Masica	50,000		*
Robert Henri Charles van Maasdijk	50,000		*
Raad Alkadiri	50,000		*
Hannes Farnleitner	57,000		*
Christoph Henkel	50,000		*
Peter Gunnerman	1,345,495		2.3%
Loren J. Kalmen	92,000		*
All Executive Officers and Directors as a Group (8 persons)	29,014,408		48.9%

*	Denotes less than 1%
(1)	Beneficial ownership is determined in accordance with rules of the SEC, and includes generally voting power and/or investment power with respect to securities. Shares of common stock which may be acquired by a beneficial owner upon exercise or conversion of warrants, options or rights which are currently exercisable or exercisable within 60 days of December 14, 2005, are included in the Table as shares beneficially owned and are deemed outstanding for purposes of computing the beneficial ownership percentage of the person holding such securities but are not deemed outstanding for computing the beneficial ownership percentage of any other person. Except as indicated by footnote, to our knowledge, the persons named in the table above have the sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them.
(2)	Includes 27,217,913 shares owned by Mr. Gunnerman in joint tenancy with his wife, Doris Gunnerman, with whom he shares voting and investment power.

FINANCIAL STATEMENTS

The Financial Statements section of the Prospectus is hereby amended and supplemented by adding the following financial statements and related notes for the quarter ended September 30, 2005:

SULPHCO, INC.

(A Company in the Development Stage)

BALANCE SHEET

September 30, 2005

(unaudited)

September 30, 2005
Current Assets:
Cash and cash equivalents	$6,245,996
Prepaid expenses	53,842

Total current assets	6,299,838

Property and Equipment (net of accumulated depreciation of $767,181)	524,460

Other Assets
Deferred tax asset (net of valuation allowance of $9,805,937)	—
Intangible assets (net of accumulated amortization of $9,774)	324,341
Other	36,822

Total other assets	361,163

Total assets	$7,185,461

Current Liabilities
Accounts payable	$281,377
Unearned revenue	550,000
Accrued liabilities	337,246
Related party accrued interest	207,657
Accrued late registration fees	760,240
Short term note payable	24,771
Related party notes payable	1,000,000

Total current liabilities	3,161,291

Long Term Related Party Note Payable	7,000,000

Commitment and Contingencies	—

Total liabilities	10,161,291

Stockholders’ Equity
Preferred stock: 10,000,000 shares authorized ($0.001 par value) none issued	—
Common stock: 100,000,000 shares authorized ($0.001 par value) 56,807,045 shares issued and outstanding at September 30, 2005	56,807
Paid in capital	26,548,273
Prepaid expense via stock issuance	—
Stock subscription receivable	(744,500)
Deficit accumulated during the development stage	(28,836,410)

Total stockholders’ equity	(2,975,830)

Total liabilities and stockholders’ equity	$7,185,461

The Accompanying Notes are an Integral Part of the Financial Statements

SULPHCO, INC.

(A Company in the Development Stage)

STATEMENT OF OPERATIONS

September 30, 2005

(unaudited)

	Three Months Ended September 30		Nine Months Ended September 30		Inception to date
	2005	2004	2005	2004
Revenue
Sales	$—	$—	$—	$—	$42,967

Expenses
General and administrative expenses	(1,070,379)	(709,039)	(4,160,395)	(1,818,520)	(23,590,623)
Research and development expenses	(655,188)	(115,582)	(1,102,345)	(342,108)	(2,843,057)
Depreciation & amortization	(39,359)	(21,777)	(146,871)	(71,546)	(816,760)
Loss on disposal of asset	—	—	—	—	(221,711)
Loss on impairment of asset	—	—	(233,900)	—	(233,900)

Total operating expenses	(1,764,926)	(846,398)	(5,643,511)	(2,232,174)	(27,706,051)

Loss from operations	(1,764,926)	(846,398)	(5,643,511)	(2,232,174)	(27,663,084)

Other income (expense)
Interest income	52,976	4,919	146,930	4,919	203,542
Interest expense	(117,868)	(74,000)	(267,831)	(228,000)	(616,628)
Late registration fees	—	—	(760,240)	—	(760,240)

Loss before taxes	(1,829,818)	(915,479)	(6,524,652)	(2,455,255)	(28,836,410)

Income tax benefit (provision)	—	—	—	—	—

Net loss	$(1,829,818)	$(915,479)	$(6,524,652)	$(2,455,255)	$(28,836,410)

Loss per share: basic and diluted	$(0.03)	$(0.02)	$(0.12)	$(0.05)	$(0.77)

Weighted average shares basic and diluted	56,670,862	53,679,734	56,603,766	51,910,985	37,345,459

The Accompanying Notes are an Integral Part of the Financial Statements

SULPHCO, INC.

(A Company in the Development Stage)

STATEMENT OF CASH FLOWS

September 30, 2005

(unaudited)

	Nine Months Ended September 30		Inception to date
	2005	2004
Cash Flows From Operating Activities
Net loss	$(6,524,652)	$(2,455,255)	$(28,836,410)
Adjustments to reconcile net loss to cash used in operating activities:
Depreciation & amortization	146,871	71,546	816,760
Shares issued for services	823,150	106,450	6,601,943
Shares issued for compensation expense	204,000	—	204,000
Shares issued for interest expense	—	222,000	296,000
Contribution from stockholder	—	—	555,000
Shares subscribed for services	—	—	21,000
Loss on disposal of subsidiary	—	—	221,711
(Increase) decrease in accounts receivable	317,800	(15,244)	—
Decrease in prepaid expenses	60,092	2,352	22,733
(Decrease) increase in accounts payable	(13,136)	40,995	257,993
(Decrease) increase in accrued liabilities	(148,723)	(30,442)	360,630
(Decrease) increase in related party accrued interest	207,657	—	207,657
Accrued late registration fees	760,240	—	760,240
Loss on impairment of asset	233,900	—	233,900
Increase in unearned revenue	550,000	—	550,000
Decrease in legal settlement	—	(13,636)	—

Net cash used in operating activities	(3,382,801)	(2,071,234)	(17,726,843)

Cash Flows From Investing Activities
Purchase of property and equipment	(291,047)	(41,548)	(1,187,173)
Investment in subsidiary	—	—	(221,711)
Return / (payment) of deposit	10,000	—	(36,822)
Development of intangible assets	(161,486)	—	(349,958)

Net cash used in investing activities	(442,533)	(41,548)	(1,795,664)

Cash Flows from Financing Activities
Proceeds from issuance of stock	—	2,477,995	11,779,652
Proceeds from warrant exercise	173,721	—	173,721
Proceeds from stock subscription	—	—	4,240,887
Proceeds from issuance of related party notes payable	—	500,000	11,000,000
Proceeds from issuance of line of credit	—	—	750,000
Return on capital	—	—	(118,427)
Principal payments on related party notes payable	—	(250,000)	(250,000)
Proceeds from note payable on financing agreement	33,027	—	33,027
Payments on note payable on financing agreement	(8,257)	—	(8,257)
Decrease in related party receivable	—	—	1,359,185
Payments on contract payable	—	—	(250,000)
Principal payments on line of credit	—	—	(750,000)
Principal payments on advance from related party	—	—	(2,191,285)

Net cash provided by financing activities	198,491	2,727,995	25,768,503

Net increase (decrease) in cash and cash equivalents	(3,626,843)	615,213	6,245,996
Cash and cash equivalents at beginning of period	9,872,839	735,733	—

Cash and cash equivalents at end of period	$6,245,996	$1,350,946	$6,245,996

Supplemental Information and non cash transactions

During the nine months ended September 30, 2005, and 2004, the Company paid $237,165 and $228,000 in interest, respectively. The Company paid no income taxes during the nine months ended September 30, 2005, and 2004.

The Accompanying Notes are an Integral Part of the Financial Statements

SULPHCO, INC.

(A Company in the Development Stage)

NOTES TO THE INTERIM FINANCIAL STATEMENTS

September 30, 2005

(unaudited)

1.	Basis of Presentation

The accompanying unaudited interim financial statements of Sulphco, Inc., (the “Company”) have been prepared by the Company in accordance with generally accepted accounting principles for interim financial statements in the United States of America, pursuant to the Securities and Exchange Commission rules and regulations. In management’s opinion, all adjustments necessary for a fair presentation of the results for the interim periods have been reflected in the interim financial statements. The results of operations for any interim period are not necessarily indicative of the results for a full year. All adjustments to the financial statements are of a normal recurring nature.

Certain information and footnote disclosures normally included in audited financial statements prepared in accordance with generally accepted accounting principles for audited financial statements have been condensed or omitted. Such disclosures are those that would substantially duplicate information contained in the most recent audited financial statements of the Company, such as recent accounting pronouncements and stock options. Management presumes that users of the interim statements have read or have access to the audited financial statements and notes thereto included in the Company’s most recent annual report on Form 10-KSB.

2.	Unearned Revenue

During 2005, the Company received $550,000 in unearned revenue, which represents the first three installments on the sale of a SonocrackingTM pilot plant to OIL-SC, LTD for $1 million, as noted in the 8-K filed with the SEC on February 25, 2005. In accordance with the terms of the agreement by and between the Company and OIL-SC, Ltd., dated as of February 22, 2005, the SonocrackingTM unit was installed and operational within six months from the date of the contract. This is followed by a thirty day commissioning period and a sixty day period to modify the unit, if necessary. The first payment of $300,000 was received on March 15, 2005, the second payment of $200,000 was received on June 30, 2005, and the third payment was received on August 29, 2005. The Company has agreed to receive the remaining payment of $450,000 (subject to contingencies as detailed in Note 7) within seven days after the first commercial license agreement for the Sonocracking™ technology between the Company and a Korean refining company, provided that OIL-SC, Ltd. uses the funds for continued marketing activities regarding the Sonocracking™ technology in Korea.

3.	Prepaid Expenses

Prepaid expenses include $16,221 in prepaid insurance which is amortized over the life of the policy, and a $10,000 advance payment for a consulting agreement. The insurance policy expires in November of 2005 and the consulting agreement expires in December of 2005.

4.	Notes Payable

The Company’s notes payable consist of the following as of September 30, 2005:

As of September 30, 2005, the Company had outstanding short-term notes payable due to the Chairman and CEO, Dr. Rudolf Gunnerman, and his sister-in-law Erika Herrmann in the amounts

SULPHCO, INC.

(A Company in the Development Stage)

NOTES TO THE INTERIM FINANCIAL STATEMENTS

September 30, 2005

(unaudited)

of $500,000 each. The notes carry an annual interest rate of 8%, payable quarterly, and mature on December 30, 2005. Interest of $30,000 has been paid on each of these notes for the nine months ended September 30, 2005.

On December 31, 2004, under the Board’s approval, the Company issued a $7,000,000 note to the Chairman and CEO. Interest on the note is based at the rate of 3-month LIBOR plus 0.5% per annum, with payments due and payable December 31 of 2005, 2006, and on the note maturity date of December 31, 2007, at which time the principal is also due. As of September 30, 2005, interest payable of $177,284 has been accrued on this note.

As of September 30, 2005, the Company had an outstanding short-term note payable related to a financing agreement for an insurance policy. The note, dated June 28, 2005, in the amount of $33,027 carries an annual interest rate of 8.45% and is amortized over a period of one year, ending on the maturity date of June 30, 2006. The note will be paid in twelve equal monthly payments of $2,752 and as of September 30, 2005, three payments totaling $8,257 have been made.

5.	Related Party Transactions

The CEO was paid $90,000 during the quarter, under a consulting agreement. The current agreement is set to terminate on July 1, 2006.

In September 2005, an interest payment of $10,000 was made to the Chairman and CEO in connection with an outstanding note payable.

In September 2005, an interest payment of $10,000 was made to Erika Herrmann, sister-in-law of the Dr. Rudolf Gunnerman, the Chairman and CEO, in connection with an outstanding note payable.

The Company has a consulting agreement with a Director, Dick Masica, and, as of September 30, 2005, has paid $55,400 in consulting fees and $17,755 in travel related expenses.

The Company had a consulting agreement with the COO and President, Peter Gunnerman, and, as of September 30, 2005, had paid $50,000 in consulting fees and $50,015 in travel related expenses.

6.	Capital Stock

In January 2005, fifty thousand restricted shares of common stock were issued at $5.47 per share, to a Director, Dick Masica, for services valued at $273,500.

In January 2005, fifty thousand restricted shares of common stock were issued at $4.08 per share to the CFO, Alan Austin, Jr., for compensation expense valued at $204,000.

In April 2005, fifteen thousand shares of common stock were issued at $5.91 in exchange for consulting services valued at $88,650.

SULPHCO, INC.

(A Company in the Development Stage)

NOTES TO THE INTERIM FINANCIAL STATEMENTS

September 30, 2005

(unaudited)

In April 2005, fifty thousand restricted shares of common stock were issued at $5.68 per share to a Director, Robert Van Maasdijk, for services valued at $284,000.

In May 2005, fifty thousand restricted shares of common stock were issued at $3.54 per share to a Director, Raad Alkadiri, for services valued at $177,000.

In August 2005, seventy nine thousand, four hundred and thirty shares were issued to investors who exercised warrants for $85,612.35.

In September 2005, eighty three thousand, two hundred and thirty shares were issued to investors who exercised warrants for $88,108.83.

The issue prices of the shares above reflect the fair market value of the Company’s common stock at the market close on the date of issuance.

The Company is obligated to pay $760,240 in late registration fees due to the registration statement related to a private placement not having gone effective on time, as per the agreement with the investors. The agreement requires SulphCo to pay late registration fees to the selling security holders at the rate of 2% per month of the invested amount if the registration covering the placement shares is not declared effective by the SEC within 90 days of the date of the investment. The registration statement was declared effective by the SEC on June 27, 2005. Additionally, interest accrues on the late registration fees at the rate of 18% per annum. As of September 30, 2005, $30,373 of interest was accrued and appears in Related Party accrued interest.

7.	Commitments and Contingencies

Financial instruments, which potentially subject the Company to concentrations of credit risk, consist mainly of cash equivalents. The Company maintains amounts on deposit with financial institutions, which exceed federally insured limits. The Company has not experienced any significant losses in such accounts, nor does management believe it is exposed to any significant credit risk. Balances in excess of insured amounts were $6,265,109 as of September 30, 2005.

There are various claims and lawsuits pending against the Company arising in the normal course of the Company’s business. Although the amount of liability at September 30, 2005, cannot be ascertained, management is of the opinion that any resulting liability will not materially affect the Company’s financial position.

At September 30, 2005, the Company had an obligation to purchase inventory in the amount of $385,050 for delivery to the company during the fourth quarter of 2005. In November, 2005, the agreement was renegotiated, reducing the Company’s obligation to approximately $77,000.

At September 30, 2005, the Company has $550,000 in unearned revenue in connection with an agreement with OIL-SC for a pilot plant in Korea. Once OIL-SC accepts in writing the results of the SonocrackingTM pilot plant, the unearned revenue of $550,000 can be recognized as revenue, and the final payment of $450,000 will be due as specified in Note 2.

SULPHCO, INC.

(A Company in the Development Stage)

NOTES TO THE INTERIM FINANCIAL STATEMENTS

September 30, 2005

(unaudited)

8.	Subsequent Events

On October 3, 2005, the Company’s application to be listed on the American Stock Exchange was accepted and on October 7, 2005, the Company’s stock began trading on the American Stock Exchange under the ticker symbol SUF.

On October 11, 2005, the Company announced that it had entered into a test agreement with Total France to evaluate the Company’s Sonocracking™ technology on oil related assets of Total France.

9.	Stock Options

The financial statements of the Company for 2004 stated that at December 31, 2004, there were outstanding options for 100,000 shares. Those options are still outstanding and, to clarify, are not options granted directly by the Company, but are actually the ones referred to in the related party footnote at that date, reiterated as follows:

On December 28, 2004, Rudolf Gunnerman, Chairman and Chief Executive Officer, personally granted to Mr. Schumacher, former Chief Financial Officer, an option to acquire 100,000 shares of SulphCo, Inc. Common Stock owned by Mr. Gunnerman at an exercise price of $0.55. This option expires in February 2006.